SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NOVEMBER TRAFFIC JUMPS 22% TO 6.35M CUSTOMERS

FULL YEAR TRAFFIC & PROFIT GUIDANCE RAISED AS THE "ALWAYS GETTING BETTER" PROGRAMME DELIVERS STRONGER THAN EXPECTED GROWTH IN FIRST MONTH OF EXPANDED WINTER 14/15 SCHEDULE

Ryanair Europe's favourite airline, today (4 Dec) released November traffic growth highlighting that the airline's "Always Getting Better" customer programme delivered a stronger than expected performance in the first month of Ryanair's significantly expanded winter schedule. Despite increasing November seat capacity by 13% (over Nov 13) and opening a large number of new city pair routes designed to appeal to business traffic, Ryanair's November load factor rose by 7% points from 81% in 2013 to 88% in 2014.

Ryanair noted that it had materially exceeded its first month load factor targets across a significant number of city pair markets where it is offering business type frequencies in direct competition to longer established, higher fare airlines as the following examples illustrate:

•	From Dublin on 3 new routes to Brussels (3 daily), Glasgow (3) and Cologne (1) in competition with Aer Lingus, the first month load factor was 80%.
•	From Warsaw (Modlin) to Gdansk (2 daily) and Wroclaw (2) in competition with LOT, the first month load factor was 82%.
•	From London Stansted to Glasgow (3 daily), Edinburgh (3), Lisbon (3), Cologne (2) and Athens in competition with easyJet, the first month load factor was 88%.
•	From Lisbon to London (3 daily), Hamburg (1), Rome (1) and Milan (1) in competition with TAP and others, the first month load factor was 90%.

Ryanair attributes this stronger than expected initial winter performance to the continuing success of its "Always Getting Better" customer programme, our stronger forward booking strategy and the airline's substantial fare and unit cost advantage over all other European airlines.

As a result of this better than expected performance in month one, of its substantially expanded winter schedule, Ryanair has now revised its full year traffic guidance up from 89m to just over 90m customers, and raised its full year profit after-tax forecast from its previous range of €750m to €770m, to a new range of €810m to €830m. Ryanair noted that the final full year profit will still be heavily reliant on close in bookings and yields in Q4 (Jan - Mar 15) over which it presently has very little visibility.

ENDS

For further information
please contact:                     Robin Kiely                                           Joe Carmody
Ryanair Ltd                                           Edelman Ireland
Tel: +353-1-945 1212                         Tel: +353-1-6789 333
press@ryanair.com                             ryanair@edelman.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 December, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary